Filed Pursuant to Rule 424(b)(7)

File No. 333-130926

PROSPECTUS SUPPLEMENT NO. 5

(To Prospectus dated January 9, 2006, as supplemented

by Prospectus Supplement No. 1, dated February 21, 2006,

Prospectus Supplement No. 2, dated April 3, 2006,

Prospectus Supplement No. 3, dated July 7, 2006, and

Prospectus Supplement No. 4, dated October 6, 2006)

DRS TECHNOLOGIES, INC.

COMMON STOCK

The following information supplements information contained in the prospectus dated January 9, 2006, as supplemented by the prospectus supplement dated February 21, 2006 (together, the "prospectus"), relating to the sale by selling stockholders, including their respective transferors, donees, pledgees or successors in interest, of our common stock issuable upon conversion of our 2.00% Convertible Senior Notes due 2026. This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information presented herein supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The net share settlement feature of the notes requires us, upon conversion, to (i) settle up to the full principal amount of the notes in cash and (ii) issue shares of common stock only to the extent that the value of the notes is in excess of the principal amount. As a result of this net share settlement feature, we are unable to determine at this time if any shares of common stock will be issuable upon conversion. Because of this uncertainty, we have assumed that the selling stockholders are offering the maximum number of shares of common stock issuable upon conversion without giving effect to the net share settlement feature.

Shares of our common stock are listed on the New York Stock Exchange under the symbol "DRS."

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See "Risk Factors" beginning on page S-4 of the prospectus supplement dated February 21, 2006 and page 14 of our Annual Report on Form 10-K for the year ended March 31, 2006, which we filed with the Securities and Exchange Commission on June 12, 2006, as well as any risk factors that may be included in certain documents incorporated by reference into the prospectus, to read about risks that you should consider before buying shares of our common stock.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is January 5, 2007

SELLING STOCKHOLDERS

The following table supplements the table of selling stockholders and related footnotes appearing under the heading "Selling Stockholders" beginning on page S-12 of the prospectus supplement dated February 21, 2006 by adding or supplementing the information below with respect to selling stockholders. When we refer to the "selling stockholders" in this prospectus supplement, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who hold any of such selling stockholders' interest. The shares of our common stock offered by this prospectus supplement are issuable upon conversion of our Convertible Senior Notes due 2026 previously issued in a private placement transaction pursuant to Rule 144A under the Securities Act.

Information regarding the selling stockholders may change from time to time and any changed information will be set forth in a prospectus supplement to the extent required. Unless set forth below, to our knowledge, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates. We prepared this table based on information supplied to us by the selling stockholders named in the table.

A selling stockholder may from time to time offer and sell any or all of its securities under this prospectus supplement. Because a selling stockholder is not obligated to sell the shares of our common stock held by it, we cannot estimate the number of shares of our common stock that a selling stockholder will beneficially own after this offering.

Name of Selling Stockholder	Shares Beneficially Owned Prior to this Offering	Number of Shares that may be Sold by this Prospectus Supplement(1)	Percentage of Shares Beneficially Owned After Offering(2)
Abbott Laboratories Annuity Retirement Plan(3	6,616	6,616	*
Advent Enhanced Phoenix Master Fund(4)	670	670	*
AHFP Context(5)	14,657	14,657	*
Aristeia International Limited(6)	1,015,996	1,015,996	2.5%
Aristeia Partners LP(7)	156,532	156,532	*
Banc of America Securities LLC(8)	152,261	152,261	*
Columbia Convertible Securities Fund(9)	124,790	124,790	*
Context Advantage Master Fund, L.P.(5)	87,521	87,521	*
Convertible Securities Fund(9)	838	838	*
Family Service Life Insurance Co. (10)(11)	1,675	1,675	*
Guardian Life Insurance Co.(10)(11)	108,878	108,878	*
Guardian Pension Trust(10)(11)	6,700	6,700	*
Linden Capital LP(12)	175,879	175,879	*
Marsh & McLennan Companies, Inc. U.S. Retirement Plan – High Yield(3)	7,370	7,370	*
Putnam Diversified Income Trust (Cayman) Master Fund(3)	4,188	4,188	*
Putnam High Income Securities Fund(3)	6,114	6,114	*
Putnam High Yield Advantage Fund(3)	51,675	51,675	*
Putnam High Yield Fixed Income Fund, LLC(3)	402	402	*
Putnam High Yield Trust(3)	145,561	145,561	*
Putnam Variable Trust – Putnam VT High Yield Fund(3)	36,348	36,348	*

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* Less than 1%.

(1)

Assumes conversion of all of the holder's notes at an initial conversion rate of 16.7504 shares of common stock per $1,000 principal amount. This initial conversion rate is subject to adjustment in certain circumstances and thus the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. The net share settlement feature of the notes requires us, upon conversion, to (i) settle up to the full principal amount of the notes in cash and (ii) issue shares of common stock only to the extent that the value of the notes is in excess of the principal amount. As a result of this net share settlement feature, we are unable to determine at this time if any shares of common stock will be issuable upon conversion. Because of this uncertainty, we have assumed that the selling stockholders are offering the maximum number of shares of common stock issuable upon conversion without giving effect to the net share settlement feature.

(2)

Calculated based on Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, using 40,262,002 shares of common stock outstanding as of November 3, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder's notes, but we did not assume conversion of any other holder's notes.

(3)

Abbott Laboratories Annuity Retirement Plan, Marsh & McLennan Companies, Inc. U.S. Retirement Plan – High Yield , Putnam Diversified Income Trust (Cayman) Master Fund, Putnam High Income Securities Fund, Putnam High Yield Advantage Fund, Putnam High Yield Fixed Income Fund, LLC , Putnam High Yield Trust and Putnam Variable Trust – Putnam VT High Yield Fund are managed by Putnam Advisory Company, LLC, which, through a series of holding companies, is owned by Marsh & McLennan Companies, Inc., a publicly owned corporation.

(4)	Tracy Maitland has the power to direct the voting and disposition of the securities held by Advent Enhanced Phoenix Master Fund.

(5)	Michael Rosen and William Fertig hold voting and investment power with respect to the securities held by the following selling stockholders: AHFP Context and Context Advantage Master Fund, L.P.

(6)

Aristeia Capital LLC is the investment manager for Aristeia International Limited. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William R. Techar, who have voting or investment control over these securities.

(7)

Aristeia Advisors LLC is the general partner for Aristeia Partners LP. Aristeia Advisors LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William R. Techar, who have voting or investment control over these securities.

(8)	This selling stockholder is a broker-dealer.

(9)

Yanfang (Emma) Yan, Director and Senior Equity Portfolio Manager, holds voting power and investment control with respect to the securities held by the following selling stockholders: Columbia Convertible Securities Fund and Convertible Securites Fund.

(10)	The selling stockholder is an affiliate of a broker-dealer.

(11)	John Murphy exercises voting control and dispositive power with respect to the securities held by the following selling stockholders: Guardian Life Insurance Co. and Guardian Pension Trust.

(12)	Siu Min Wong has voting power and investment control over the securities.